Exhibit (a)(5)(ii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated May 17, 2007, and the related Letter of Transmittal, and any amendments or supplements thereto, which are being distributed to registered holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of Document Sciences Corporation by one or more brokers or dealers registered under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

Document Sciences Corporation

of

Up to 850,000 Shares of its Common Stock

At a Purchase Price

Not Greater Than $6.50 per Share

Nor Less Than $6.00 per Share

Document Sciences Corporation, a Delaware corporation, is offering to purchase up to 850,000 shares of its Common Stock, $0.001 par value per share, at a price not greater than $6.50 nor less than $6.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the offer to purchase, dated May 17, 2007 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”) (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). The shares of Common Stock, $0.001 par value per share, of Document Sciences Corporation are referred to as the “Shares.”

THE OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, JUNE 15, 2007, UNLESS THE OFFER IS EXTENDED.

Upon the terms and subject to the conditions of the Offer, Document Sciences Corporation is inviting its stockholders to tender their Shares for purchase prices specified by each stockholder, not greater than $6.50 nor less than $6.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. Based upon the number of Shares tendered and the prices specified by tendering stockholders, Document Sciences Corporation will select the lowest purchase price (in multiples of $0.05) within the price range specified above that will allow it to purchase up to 850,000 Shares. If fewer than 850,000 Shares are properly tendered and not properly withdrawn, Document Sciences Corporation will select the lowest price that will allow Document Sciences Corporation to buy all of the Shares that are properly tendered and not properly withdrawn. All Shares that Document Sciences Corporation acquires in the Offer will be acquired at the same purchase price regardless of whether the stockholder tendered at a lower price. Only Shares properly tendered at prices at or below the purchase price selected by Document Sciences Corporation, and not properly withdrawn, will be purchased. However, because of the “odd lot” priority, proration, and conditional tender provisions described in the Offer to

Purchase, Document Sciences Corporation may not purchase all of the Shares tendered at or below the purchase price if more than the number of Shares Document Sciences Corporation seeks to purchase are properly tendered and not properly withdrawn. Shares not purchased in the Offer will be returned to the tendering stockholders at Document Sciences Corporation’s expense promptly after the expiration of the Offer. Document Sciences Corporation reserves the right, in its sole discretion, to purchase more than 850,000 Shares in the Offer, and to increase the maximum aggregate purchase price, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission, Document Sciences Corporation may purchase an additional amount of Shares not to exceed 2% of the outstanding Shares (approximately 87,286 Shares as of May 16, 2007) without amending or extending the Offer. The Offer is not conditioned on any minimum number of Shares being tendered. However, the Offer is subject to other conditions described in the Offer to Purchase.

As of May 16, 2007, there were 4,364,332 Shares issued and outstanding. The 850,000 Shares that Document Sciences Corporation is offering to purchase hereunder represent approximately 19.5% of the total number of issued and outstanding Shares as of May 16, 2007. The Shares are listed and traded on the NASDAQ Capital Market under the symbol “DOCX”. Stockholders are urged to obtain current market quotations for the Shares.

Document Sciences Corporation expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date (as defined in the Offer to Purchase).

The Offer will expire at 5:00 p.m., New York City time, on Friday, June 15, 2007, unless Document Sciences Corporation exercises its right, in its sole discretion, to extend the period of time during which the Offer will remain open, in which event the term “expiration date” shall refer to the latest time and date at which the Offer, as so extended by Document Sciences Corporation, shall expire.

In accordance with the instructions to the Letter of Transmittal, stockholders desiring to tender Shares must specify the price or prices, not greater than $6.50 nor less than $6.00 per share, at which they are willing to sell their Shares to Document Sciences Corporation in the Offer. Alternatively, stockholders desiring to tender Shares can choose not to specify a price and, instead, elect to tender their Shares at the purchase price ultimately paid for Shares properly tendered and not properly withdrawn in the Offer, which could result in the tendering stockholder receiving the minimum price of $6.00 per share. See the Offer to Purchase for recent market prices for the Shares. Stockholders desiring to tender Shares must follow the procedures set forth in the Offer to Purchase and in the Letter of Transmittal.

Upon the terms and subject to the conditions of the Offer, if more than 850,000 Shares (or such greater number of Shares as Document Sciences Corporation may elect to accept for payment, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn prior to the expiration date, Document Sciences Corporation will purchase Shares: first, from all holders of “odd lots” of less than 100 Shares who properly tender all of their Shares at or below the purchase price determined in the Offer and who do not properly withdraw them before the expiration date; second, from all other stockholders who properly tender Shares at or below the purchase price determined in the Offer and who do not properly withdraw them before the expiration date, on a pro rata basis with appropriate adjustment to avoid purchases of fractional Shares (except for stockholders who tendered Shares conditionally for which the condition was not satisfied); and third, only if necessary to permit Document Sciences Corporation to purchase 850,000 Shares (or such greater number of Shares as Document Sciences Corporation may elect to accept for payment, subject to applicable law), from holders who have tendered Shares at or below the purchase price determined in the Offer conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have tendered all of their Shares.

For purposes of the Offer, Document Sciences Corporation will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration, and conditional tender provisions of the

Offer, Shares that are properly tendered at or below the purchase price selected by Document Sciences Corporation and not properly withdrawn only when, as and if Document Sciences Corporation gives oral or written notice to the Depositary of Document Sciences Corporation’s acceptance of the Shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, Document Sciences Corporation will accept for payment and pay the per share purchase price for all of the Shares accepted for payment pursuant to the Offer promptly after the expiration date. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of: (i) certificates for Shares or a timely book-entry confirmation of the deposit of Shares into the Depositary’s account at the book-entry transfer facility (as defined in the Offer to Purchase); (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal), including any required signature guarantee (or, in the case of a book-entry transfer, an agent’s message (as defined in the Offer to Purchase)); and (iii) any other required documents.

Tenders of Shares are irrevocable, except that such Shares may be withdrawn at any time prior to the expiration date and, unless such Shares have been accepted for payment as provided in the Offer, stockholders may also withdraw their previously tendered Shares at any time after 5:00 p.m., New York City time, on July 16, 2007. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at its address listed on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those Shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If a stockholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the stockholder may withdraw Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If Shares have been delivered in accordance with the procedures for book-entry transfer described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and otherwise comply with the book-entry transfer facility’s procedures.

Document Sciences Corporation will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties. None of Document Sciences Corporation, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Document Sciences Corporation is making the Offer because its management and Board of Directors believe that the modified Dutch auction tender offer set forth in the Offer to Purchase represents a mechanism to provide all of Document Sciences Corporation’s stockholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of some or all of their investment if they so elect. The Offer provides stockholders (particularly those who, because of the size of their holdings, might not be able to sell their Shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to all or a portion of their Shares without potential disruption to the share price. In addition, if Document Sciences Corporation completes the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in Document Sciences Corporation and its future operations.

The Offer also provides stockholders with an efficient way to sell their Shares without incurring broker’s fees or commissions associated with open market sales. Furthermore, “odd lot” holders who hold Shares registered in their names and tender their Shares directly to the Depositary and whose Shares are purchased pursuant to the Offer also will avoid any “odd lot” discounts that might otherwise be applicable to sales of their Shares.

Generally, a stockholder will be subject to U.S. federal income taxation and applicable withholding upon receiving cash in exchange for the Shares the stockholder tenders in the Offer. The receipt of cash for tendered Shares will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange or (2) a distribution in respect of stock from Document Sciences Corporation. A foreign stockholder may be subject to withholding at a rate of 30% on payments received pursuant to the Offer and may also be subject to tax in other jurisdictions on the disposal of Shares. All stockholders should read carefully the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer. Each stockholder should seek advice based on his or her particular circumstances from an independent tax advisor.

Document Sciences Corporation’s Board of Directors has approved the Offer. However, none of Document Sciences Corporation, any member of the Board of Directors of Document Sciences Corporation, the Depositary or the Information Agent makes any recommendation to any stockholder as to whether to tender or refrain from tendering any Shares or as to the price or prices at which stockholders may choose to tender their Shares. Document Sciences Corporation has not authorized any person to make any recommendation. Neither Document Sciences Corporation nor any member of the Board of Directors of Document Sciences Corporation, the Information Agent or the Depositary has authorized any person to make any recommendation with respect to the Offer. Stockholders should carefully evaluate all information in the Offer and should consult their own investment and tax advisors. Stockholders must decide whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which a stockholder will tender. In doing so, a stockholder should read carefully the information in the Offer to Purchase and in the Letter of Transmittal before making any decision with respect to the Offer. Other than Daniel J. Fregeau, who intends to tender up to 35,000 Shares, Document Sciences Corporation’s directors and executive officers have advised Document Sciences Corporation that they do not intend to tender their Shares in the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. Document Sciences Corporation is also filing with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which includes certain additional information relating to the Offer.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to all holders of the Shares, including brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on Document Sciences Corporation’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares, as reflected on the records of the transfer agent as of May 16, 2007. The Offer is explained in detail in those materials. Stockholders are urged to carefully read the Offer to Purchase and the related Letter of Transmittal before making any decision with respect to the Offer, as such documents contain important information related to the Offer.

Questions or requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Copies of the Offer to Purchase and the Letter of Transmittal will be furnished promptly by the Information Agent at Document Sciences Corporation’s expense. Stockholders may also contact their broker, bank or other nominee or trust company for assistance concerning the Offer.

The Depositary for the Offer is:

U.S. Stock Transfer Corporation

Attn: Document Sciences Corporation Dutch Auction

1745 Gardena Avenue

Glendale, California 91204-2991

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

22nd Floor

New York, NY 10005

Banks and Brokerage Firms, Please Call: (212) 269-5550

All Others Call Toll-free: (800) 487-4870